

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2012

Via Secure E-mail
David R. Sinclair
President and Chief Executive Officer
Western Gas Equity Partners, LP
1201 Lake Robbins Drive
The Woodlands, Texas 77380-1046

> **Re:** **Western Gas Equity Partners, LP**
> **Confidential Draft Registration Statement on Form S-1**
> **Originally Submitted September 14, 2012**
> **CIK No. 0001558315**

Dear Mr. Sinclair:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. Please file all required exhibits, such as the legal and tax opinions and your partnership agreement, in a timely manner so that we may have time to review them before you request that your registration statement become effective.

2. Please provide us with any artwork that has not been submitted and will be used in the prospectus, including the inside cover graphics.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or

distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Cover Page

4. Please disclose the following risks on the cover page or advise:

   - A reduction in WES's distribution will disproportionately affect the annual cash distributions to which you are currently entitled;

   - Your unitholders have limited voting rights, including that your unitholders do not elect your general partner or vote on your general partner's directors and, upon completion of this offering, Anadarko will own a sufficient number of your common units to allow it to prevent the removal of your general partner; and

   - A brief description of the various conflicts of interest involved, including that WES GP owes fiduciary duties to WES's unitholders that may conflict with your interests, and the modification of the state law fiduciary standard that may impact an investor's interest.

Prospectus Summary, page 1

5. Please revise your summary to briefly describe the most significant risks that WGP and WES face.

Western Gas Equity Partners, LP, page 1

6. We note your disclosure in the first sentence under this heading and elsewhere in your filing that you were formed in September 2012. Please revise your disclosures to clarify, if true, that you were WGR Holdings, LLC and that you converted to a limited partnership legal form in September 2012 as we believe this provides additional important information to your investors. Additionally, please revise your disclosures throughout your filing concerning your ownership of WES's equity units to clarify, if true, that through your predecessor WGR Holdings, LLC, at June 30, 2012 you owned a 100% membership interest in WES GP, including all outstanding WES general partner units and all WES incentive distribution rights, and 40,422,004 WES common units, representing a 41.4% limited partner interest in WES.

7. In your discussion of the hypothetical cash distribution, please disclose that the cash distributions will generally not be cumulative.

Western Gas Partners, LP, page 5

8. We note your disclosure in the first paragraph that two-thirds of WES's services are provided under long-term contracts with fee-based rates. Please revise to provide investors with more insight into WES's long-term contract profile, including any upcoming expirations, the status of any pending renewals and the weighted average remaining term under these contracts.

9. In the third paragraph on page 6, please clarify whether the throughput percentages attributable to production owned or controlled by Anadarko are inclusive or exclusive of equity investment throughput. In this regard, we note your disclosure in the penultimate paragraph on page 73. Please make similar revisions on pages 30, 107 and 165.

10. If you choose to highlight WES's growth strategy and competitive strengths in the summary, please balance that disclosure with a discussion of the principal challenges or risks associated with achieving that growth and the competitive weaknesses facing WES. For example, we note your disclosure in the penultimate bullet on page 8 that WES's growth strategy includes pursuing accretive acquisitions. We also note the disclosure in your first risk factor on page 19 that because WES GP currently participates in incentive distribution rights at all levels, it is more difficult for an acquisition to show accretion for the WES common unitholders than if the incentive distribution rights received less incremental cash flow and, as a result, WES GP may determine to propose a reduction in the incentive distribution rights to facilitate an acquisition which would reduce the cash distributions to your unitholders. As another example, we note your disclosure in the penultimate paragraph on page 6 regarding Anadarko's dedication of certain production to WES as well as your disclosure in the last risk factor on page 30 that Anadarko is under no contractual obligation to maintain its production volumes dedicated to WES and your disclosure in the third paragraph on page 82 that the low natural gas environment has resulted in fewer new well connections and, in some cases, temporary curtailments of production in some areas. Please make similar revisions in your business section.

WES's Primary Growth Drivers, page 7

11. We note your tabular presentation of "Next Twelve Months EBITDA Multiple" for each of WES's acquisitions since 2008. We have the following comments:

    • Please explain to us in detail why you are presenting this measure and how you believe it is meaningful to an investment decision. In this regard, if you are trying to depict expected future growth resulting from historical acquisitions, we assume that you have already conveyed that information within the explanation of the assumptions behind your estimate of cash available for distributions for the year ended December 31, 2013. Alternatively, if you are implying that the expected return on future acquisitions will be consistent with the return on historical acquisitions, it is unclear to us that you have a reasonable basis for making that assertion. Please also explain to us why the EBITDA multiple would provide better information about expected future growth than the dollar amount of EBITDA expected to be contributed to your results.

- You indicate that the numerator in this multiple is the "transaction purchase price." Please clarify how this differs from the "Acquisition Price" as presented in this table and discussed in footnote (1). Additionally, please clarify whether this is the purchase price paid to a third party to acquire these assets or whether it is the carrying value of the assets on Anadarko's books at the time that Anadarko transferred these assets to WES. We note that the carrying value of the assets on Anadarko's books at the time these assets were transferred to WES could differ from the purchase price paid to a third party due to items such as depreciation, amortization, and fluctuations in working capital that occurred subsequent to the original acquisition. This is particularly unclear given your statement in footnote (1) that the "Acquisition Price" includes the value of units issued to Anadarko rather than the value of units issued to a third party.

- You indicate that the denominator in this multiple is a forecast of EBITDA "for the ensuing 12 months (at the time of acquisition)." The meaning of "at the time of acquisition" is unclear since most of these projects were acquired more than 12 months prior to your latest historical balance sheet date; therefore, EBITDA for the 12 months following the date of acquisition should be known rather than a forecast. Please revise to clarify this matter.

- If you present forecasted financial information, you should also present historical information for a recent 12 month period and a narrative explanation of any assumptions you made about changes that would cause future results to differ from historical results. Additionally, you must have a reasonable basis for your forecast. If you present a separate forecast of EBITDA for each project listed in this table, you should present historical EBITDA and a discussion of assumptions separately for each project listed. If you retain these forecasted financial numbers, please revise to comply with Item 10(b) of Regulation S-K and Rule 11-03 of Regulation S-X.

12. Please revise your disclosure on page 7 to include the Red Desert expansion project described at the top of page 109 or advise.

Risk Factors, page 18

Our rate of growth may be reduced to the extent we purchase additional WES common units, which will reduce the percentage of our cash flow that we receive from the incentive distribution rights, page 20

13. Please revise the penultimate sentence to also disclose the percentage of cash flows you will receive from WES that is attributable to your ownership of the incentive distribution

David R. Sinclair
Western Gas Equity Partners, LP
October 12, 2012
Page 5

rights upon completion of the offering assuming the underwriters exercise their over-allotment option in full.

Our Cash Distribution Policy and Restrictions on Distributions, page 52

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy, page 52

14. Please discuss your general partner's ability to approve a waiver or reduction to WES's incentive distribution rights without the consent of your unitholders. Disclose how this would decrease the amount of cash available to pay distributions to your unitholders.

Estimated Minimum Necessary WES Adjusted EBITDA, page 61

15. Please explain to us in more detail how you determined the Estimated Minimum Necessary Adjusted EBITDA attributable to Western Gas Partners, LP of $312.1 million. In this regard, we note that your current calculation results in an excess of estimated available cash of WES of $6 million, so it appears you are presenting Adjusted EBITDA of WES beyond the minimum amount necessary to achieve your desired distribution.

16. Please explain to us in more detail how you determined the assumptions on page 62 related to your operations for the year ended December 31, 2013. Specifically, please address whether the estimated throughput is based on your expected throughput for the year or the minimum throughput you think is necessary to achieve the minimum Adjusted EBITDA. Please also explain to us in more detail why you have assumed that transportation volumes for the White Cliffs pipeline will increase. Please also explain in more detail your assumption that equity-based compensation will decrease, since it is unclear to us that the Incentive Plan that will be terminated would not be replaced with some other form of compensation for the employees seconded to WES.

17. Please revise your assumptions on page 62 to state, if true, that you have assumed that WES GP will not propose a waiver or reduction in WES's incentive distribution rights.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 70

Overview of WES, page 73

18. We note your disclosure in the first paragraph on page 74 that WES has received significant dedication from Anadarko for certain production Anadarko owns or controls. Please revise your disclosure here and elsewhere in your prospectus regarding this dedication to clarify how Anadarko has dedicated such natural gas production to WES, such as through contract or otherwise.

Non-GAAP Financial Measures, page 75

19. We note that your definition of Adjusted EBITDA adjusts for other nonrecurring adjustments that are not settled in cash. Please tell us what items are included in other nonrecurring adjustments.

20. We note that you reconcile Adjusted EBITDA to both net income and net cash provided by operating activities. Please tell us how you have complied with Question 102.06 of our Compliance and Disclosure Interpretations concerning Non-GAAP Financial Measures, available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

21. We note your discussion of Distributable cash flow. You indicate that you use Distributable cash flow to compute the coverage ratio of estimated cash flows to planned cash distributions. Since you use this metric to measure your ability to make cash payments to your investors, please explain to us how this is not a measure of liquidity and why this metric should not also be reconciled to net cash provided by operating activities.

Results of Operations, page 83

22. In your analysis of results of operations, you often attribute period-to-period changes to a combination of several different factors, such as in your discussion of results for your natural gas gathering, processing and transportation revenues, your operation and maintenance expense and your general and administrative, depreciation and other expenses. When you list multiple factors that contributed to changes, please quantify, if possible, the impact of each factor that you discuss to provide better insight into the underlying reasons behind the changes in your results. Refer to Item 303(a)(3) of Regulation S-K and our Release No. 33-8350.

Liquidity and Capital Resources, page 94

Consolidated Historical Cash Flow, page 96

23. Please revise to better explain the underlying reasons behind the changes in your cash flows and the variability in your cash flows, particularly for your operating cash flows. Please ensure that you do not merely recite the information seen on the face of your cash flow statement.

Management, page 134

Executive Compensation Discussion and Analysis, page 138

24. Other than future awards under the Western Gas Equity Partners, LP Long-Term Incentive Plan, please disclose whether the officers of your general partner will receive

any compensation for serving as officers of your general partner that is in addition to the compensation they receive for serving as officers of WES GP that is reimbursable to Anadarko under the WES omnibus agreement. If not, please revise the first paragraph to so state.

25. Please revise the header in the table on page 139 to refer to WES GP as opposed to your general partner, if true. Please also revise the references to "our named executive officers" in each element of compensation to refer to WES's named executive officers, if true, as you do in the second paragraph on page 141. Please review this section for compliance with this comment and make any additional conforming changes.

Business, page 105

Western Gas Partners, LP—Overview, page 106

26. Please balance your disclosure in the first paragraph on page 108 to include a discussion of the risks noted in the last paragraph on page 6.

Description of the Common Units, page 173

27. Please revise the discussion of your common units to briefly clarify that under certain circumstances Anadarko will be entitled to receive arrearages on its common units as described in the second paragraph on page 11.

The Partnership Agreement of Western Gas Partners, LP, page 187

28. Please revise to describe under this heading or in another appropriate place in your prospectus the section of the WES partnership agreement governing the reset of incentive distribution target levels or explain why this is not appropriate. In addition, please tell us what consideration you gave to disclosing an example demonstrating the effect of an election under this section and the related impact on the hypothetical annualized WES distributions to you as shown in the graphic at the bottom of page 4. To facilitate our review, in your response please provide us with an example demonstrating the effect of an election under this section and show us how the hypothetical annualized WES distribution graphic at the bottom of page 4 would change after giving effect to such a reset.

Material U.S. Federal Income Tax Consequences, page 202

Taxation of the Partnership, page 203

Partnership Status, page 203

29. We note your use of the word "should" in the penultimate sentence of the last full paragraph on page 203, which suggests there is a lack of authority directly addressing this tax consequence, conflicting authority or significant doubt about this tax consequence. Please explain why you cannot express a more definitive opinion and describe the degree of uncertainty in the tax opinion or revise. Please also provide risk factor and/or other appropriate disclosure setting forth the associated risks to investors. Refer to Section III.C.4 of Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-2

Pro Forma Condensed Statement of Income, page F-3

30. We note your pro forma adjustment (a) related to estimated general and administrative costs associated with being a public limited partnership. It is unclear to us that this adjustment is permitted under Rule 11-02(b)(6) of Regulation S-X. Specifically, it is unclear to us that the incremental amount you will spend as a result of being a public limited partnership is factually supportable and objectively measurable. Please note that projected information should not be included within your Article 11 pro forma financial statements, although we will not object to your disclosure such information in a footnote to your pro forma financial statements. Please advise or revise.

Financial Statements for the Year Ended December 31, 2011, page F-7

General

31. We note that you have labeled these financial statements as the financial statements of Western Gas Equity Partners, LP (WGP). We also note that WGP was not formed until September 2012, subsequent to the latest interim balance sheet date presented in these financial statements. We also note your statement that WGP was formed by converting WGR Holdings, LLC (WGR) into a limited partnership and changing its name. We have the following comments:

- Please confirm our understanding that the financial statements you are presenting are the financial statements of the predecessor WGR.

- Please confirm our understanding there will be no change to the equity accounts once you update your financial statements to a balance sheet date that encompasses the conversion of legal form.

- Please confirm our understanding that WGR controlled WES GP, and therefore qualified under GAAP to consolidate WES, for all periods presented in your historical financial statements. To assist us in understanding your response to this matter, please tell us WGR's ownership of WES general partner units and WES common units during each period presented in your historical financial statements.

Consolidated Statements of Income, page F-8

32. We note that a portion of your revenues from affiliates consists of "Equity income and other, net." Please explain to us why you believe it is appropriate to classify equity income in revenues. Refer to Rule 5-03 of Regulation S-X. Also quantify for us the amount of this line item that is comprised of equity income for each period presented.

Consolidated Statements of Cash Flows, page F-11

33. We note that you separately present contributions from and distributions to noncontrolling interest owners and Parent from contributions from and distributions to Anadarko. Please tell us how "Parent" and "Anadarko" differ, and consider clarifying this to your investors.

Note 1. Summary of Significant Accounting Policies, page F-12

Basis of presentation, page F-12

34. You indicate that because you control WES GP, you are required under GAAP to consolidate the financial results of WES. Please provide us with your analysis of limited partner rights to support your presumption of general partner control. Refer to ASC 810-20-25.

WGP noncontrolling interests, page F-13

35. Please tell us where in your footnotes you have provided the information required by ASC 810-10-50-1A(d) or explain why this information is not applicable to you.

Note 6. Equity-Based Compensation, page F-29

36. Please explain to us why the fair value of outstanding awards under the Incentive Plan is characterized as a dividend payable to Andarko.

Part II, page II-1

Item 17. Undertakings, page II-6

>   37. Please revise to include the undertakings required by Item 512(a)(5)(ii) and (6) of Regulation S-K.

General

  If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in text searchable PDF files using the secure e-mail system we describe on our website at http://www.sec.gov/divisions/corpfin/cfannouncements/cfsecureemailinstructions.pdf.

  Please use your Central Index Key, or CIK number, in your correspondence to us about your submission. If you did not have one when you submitted your confidential draft registration statement, we assigned one to you. You will need your CIK number to make your initial filing on EDGAR and you must take a number of steps to prepare for that filing. Following the procedures set forth in Section 3.3.1.1 of the EDGAR Filer Manual – Volume I at http://www.sec.gov/info/edgar/edgarfm-vol1-v12.pdf, you must:

- Submit a request to us to convert your EDGAR status to an electronic filer if we generated the CIK number for you.

- Request access codes and passwords to file your registration statement on the EDGAR system. If you already had a CIK number when you submitted your confidential draft, we used that number and you should confirm that you have your access codes available for filing.

  If you need new or replacement EDGAR access codes and passwords, we suggest that you complete the process to obtain them well in advance of your targeted filing date. Please call the Division's Filer Support team at 202-551-8900 (choose option number four) if you have questions about this process. If you do call, please make sure to tell us that we have already assigned a CIK number to your company and have that number available.

- Make any necessary changes to your contact information and business and mailing addresses in EDGAR prior to making your initial filing so we can contact you about your filing.

  When you publicly file your confidential draft registration statement and amendments on EDGAR in accordance with Section 106(a) of the JOBS Act, please:

- Attach each submission, including exhibits, to your initial registration statement as a separate Exhibit 99 document and clearly identify each confidential submission attached as an Exhibit 99 document (e.g., "Confidential Draft # 1"). Do not attach submissions marked to show changes from earlier submissions.

- Submit each item of correspondence you sent to us in connection with your confidential draft submissions, including your responses to our comments, as a separate "CORRESP" submission on EDGAR.

  As you prepare correspondence to us in connection with your confidential draft registration statement, please keep in mind that we will expect you to submit that same correspondence on EDGAR so that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (SEC Staff to Release Filing Review Correspondence Earlier). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

Please contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have any questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director